VIA EDGAR and FACSIMILE (202-772-9205)

February 4, 2011

Larry Spirgel Assistant Director United States Securities and Exchange Commission Division of Corporation Finance 100 F Street NE Mail Stop 3720 Washington, DC 20549-6010

Re:	China Century Dragon Media, Inc. Registration Statement on Form S-1 File No. 333-166866

Dear Mr. Spirgel:

WestPark Capital, Inc. as representative for I-Bankers Securities, Inc. and Joseph Gunnar & Co., LLC (the “Underwriters”) respectfully joins the request of China Century Dragon Media, Inc. (the “Company”), that the Commission accelerate the effective date of the Company’s Registration Statement on Form S-1, File No. 333-166866, as amended, to 4:30pm Eastern time on Monday, February 7, 2011 or as soon thereafter as practicable.

In addition, the Underwriters hereby provide the Staff with supplemental information regarding the distribution of the preliminary prospectus dated February 4, 2011 as filed with the Commission on February 4, 2011.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act of 1933:

(i) Date of preliminary prospectus:  February 4, 2011

(ii) Dates of distribution:  February 4, 2011 to Present.

(iii) Number of prospective underwriters and dealers to whom the preliminary prospectus was furnished:  12

(iv) Number of prospectuses distributed to underwriters, dealers and other potential participants in the above-referenced issue:  Approximately 625.

In addition to the foregoing, the undersigned (x) distributed on or about February 4, 2011, an electronic copy of the preliminary prospectus to each underwriter and dealer participating in the above-referenced issue; and (y) instructed each such dealer to distribute such preliminary prospectus to each of its customers who may participate in the above-referenced issue.

The Financial Industry Regulatory Authority (“FINRA”) has informed the Representative that it expects to conclude its review of the amount of compensation to be paid to the Underwriters and any other arrangements among the Company, the Underwriters and other broker dealers participating in the distribution, as further described in the Registration Statement, shortly after receipt of the amended Registration Statement.  A statement will be obtained from FINRA expressing no objections to the compensation and other arrangements prior to any effectiveness of the Registration Statement.

The undersigned confirms that they have complied with and will continue to comply with, and they have been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Very truly yours,

WESTPARK CAPITAL, INC.

By: /s/ Richard Rappaport
Richard Rappaport
Chief Executive Officer

For itself and as the Representative
of the several Underwriters.

cc:	John Harrington, Securities and Exchange Commission Thomas J. Poletti, Esq., K&L Gates LLP Melissa A. Brown, Esq., K&L Gates LLP